VISIBLE YOUTH™
HYALURONAN
It's the Molecule!™

Enhance Skin Products Inc.
1 First Canadian Place, 37th Floor
100 King Street West,
Toronto, ON MX5 1C9
Canada
416-644-8318
fax 416-644-8801
www.visibleyouth.com

August 17, 2012

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Pamela Long, Assistant Director

Re: Enhance Skin Products Inc.
Preliminary Proxy Statement on Schedule 14C
Filed June 25, 2012
File Number: 000-52755

Dear Ms. Long:

We have received and read your letter dated July 20, 2012. As you know, in that letter, you requested us to respond to that letter within ten (10) business days by amending our filing, by providing the requested information, or advising you when we will be able to provide the requested response.

As you know, by a letter dated August 1, 2012, we informed you that we would amend our filing and provide the requested information within twenty (20) business days of the date of that letter. As it turns out, we will not be able to amend our filing and provide that information within those twenty (20) business days. Specifically, we are waiting for more recently dated financial statements from Age Reversal, Inc., a party to the merger. Based upon information received from Age Reversal, Inc., we anticipate that we shall receive those financial statements and, accordingly, be able to amend our filing and provide the requested information within thirty (30) business days within the date of that letter.

Additionally, in response to that letter, we acknowledge that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, your time, attention and cooperating regarding this matter are appreciated significantly. Of course, in the event you have questions or comments regarding our filing or this letter, please do not hesitate to contact the undersigned. Thank you.

Sincerely,

Enhance Skin Products Inc.

/s/

By: Samuel S. Asculai, Ph.D.,
Its: Chief Executive Officer